Notice of 2012 annual meeting of shareholders to be held May 3, 2012

Management proxy circular
March 23, 2012

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

What's inside

Letter to shareholders	1

Notice of 2012 annual meeting	2

Management proxy circular	3

About the annual meeting	5

Governance	20

Compensation	29

● Directors	32

- Compensation discussion and analysis	32

- 2011 compensation details	33

● Executives	36

- Compensation discussion and analysis	36

- 2011 compensation details	54

Loans to directors and officers	61

Directors' and officers' liability insurance	61

Schedule A - Board of directors -

Terms of reference	63

Dear Shareholder:

On behalf of our board of directors, management and employees, I’m pleased to invite you to our 2012 annual meeting of shareholders on May 3, 2012 at 3:00 p.m. Vancouver time. The meeting will be held in the Grouse and Stanley Rooms, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

The meeting is your opportunity to vote on various items of business, meet our board of directors and the management team, and hear first-hand about Eldorado’s operations, our performance in 2011, and our plans for the future. Please take some time to read the accompanying management proxy circular because it includes important information about the meeting, voting, our governance practices and key executive compensation decisions by our board for 2011.

We’re committed to enhancing shareholder value by operating profitable mines and discovering, acquiring and developing gold reserves. We’re also committed to being environmentally and socially responsible in communities where we operate, and creating a safe work environment for our employees to maximize their potential within their chosen careers.

Your vote is important – you can vote online or by phone, fax, mail, or in person at the meeting on

May 3, 2012.

Thank you for your continued support.

Yours sincerely,

“Paul N. Wright”

Paul N. Wright
President & Chief Executive Officer

March 23, 2012

2012 Management proxy circular	1

Notice of 2012 annual meeting of shareholders

When

Thursday, May 3, 2012 3:00 p.m. Vancouver time

Where

Vancouver, British Columbia

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2011 and the auditor’s report

2.	Elect nine directors to the board to hold office until the end of our 2013 annual meeting

3.	Appoint KPMG as the independent auditor for 2012

4.	Authorize the directors to set the auditor’s pay

5.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2012 annual meeting if you owned common shares of Eldorado as of the close of business on March 21, 2012 (the record date for the 2012 annual meeting).

The accompanying management proxy circular contains important information about the meeting, who can vote and how to vote. Please read it carefully.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856  toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss

Vice President, Administration and Corporate Secretary

Vancouver, British Columbia
March 23, 2012

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting.

 2   Eldorado Gold Corporation

2012 Management proxy circular

You’ve received this management proxy circular (the circular) because you owned Eldorado common shares as of the close of business on March 21, 2012, the record date for the 2012 annual meeting of shareholders to be held on May 3, 2012 (the meeting). You have the right to attend the meeting and vote on various items of business. (You retain these rights if the meeting is adjourned or postponed.)

Both the board and management encourage you to vote. On behalf of our board and management, we will be soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (Kingsdale), who we have retained to assist with soliciting votes. If you have any questions, you can call them at 1.877.657.5856 (toll-free in North America), or email: contactus@kingsdaleshareholder.com.

Kingsdale is providing a variety of services related to the meeting. This includes reviewing the circular, recommending corporate governance best practices as appropriate, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services and any related expenses, which we estimate to be approximately $50,000.

In this document, we, us, our, Eldorado and the company mean Eldorado Gold Corporation.

You, your and shareholder mean registered holders of common shares of Eldorado.

Information in this document is as of March 21, 2012, unless otherwise stated.

All dollar figures are in Canadian dollars, except as noted.  We used the exchange rate of Cdn$1.00 to US$1.0077, the closing spot price on March 21, 2012 quoted by the Bank of Canada.

Receiving documents

This circular is being mailed on April 3, 2012 with a proxy or voting instruction form and our 2011 annual report, in accordance with applicable laws, unless you requested to receive this information electronically.

This circular and other materials are being sent to both registered and non-registered owners of Eldorado common shares.  If you’re a non-registered shareholder and received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the voting materials.

If you’re a non-registered shareholder and object to us receiving access to your personal name and address (an objecting beneficial owner, or OBO), we have provided these documents to your broker, custodian, fiduciary and other intermediary to forward to you. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

As a shareholder, you can decide if you want to receive our 2012 annual report and interim reports. Please complete the enclosed card to send us your instructions.

2012 Management proxy circular	3

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and management’s discussion and analysis (MD&A) for the most recently completed financial year.

See our MD&A, financial statements and our annual information form (AIF) (or form 40-F) for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies free of charge by contacting our corporate secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our board has approved the contents of this circular and authorized us to send it to you.

By order of the board,

“Dawn L. Moss”

Dawn L. Moss

Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 23, 2012

4    Eldorado Gold Corporation

About the annual meeting

Items of business

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2011, and the auditor’s report

2.	Elect nine directors to the board to hold office until the end of our 2013 annual meeting

3.	Appoint KPMG as our independent auditor for 2012

4.	Authorize the directors to set the auditor’s pay

5.	Other business

Our transfer agent and registrar is Valiant Trust Company of Canada (Valiant Trust).

They will act as scrutineer of the meeting and are responsible for counting the votes on our behalf.

Management and the board have made recommendations about how to vote your shares.

See page 7 for details.

1.	Receiving our financial statements and the auditor’s report (www.eldoradogold.com)

Our consolidated financial statements for the year ended December 31, 2011, and the auditor’s report are included in our 2011 annual report, available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP, the independent auditor for 2011, will be at the meeting to answer any questions.

2.	Electing directors (see page 11)

The board has decided that nine directors will be elected to our board this year.

The directors nominated by the Board for 2012 are:

Timothy Baker	Michael Price
K. Ross Cory	Jonathan A. Rubenstein
Robert R. Gilmore	Donald M. Shumka
Geoffrey A. Handley	Paul N. Wright
Wayne D. Lenton

Each of the nominated directors is well qualified to serve on our board and has expressed his willingness to do so.

Directors are elected for a one-year term, which expires at the end of our 2013 annual meeting.

3.	Appointing the independent auditor (see page 19)

The board, on the recommendation of the audit committee, has recommended that KPMG LLP (KPMG) be reappointed as the independent auditor and serve until the end of our 2013 annual meeting.

KPMG has been our auditor since June 2009.

4.	Setting the auditor’s pay (see page 19)

You will also vote on authorizing the board to set the auditor’s pay for 2012.

2012 Management proxy circular	5

5.	Other business

We’ll also consider other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Interest of certain persons

Other than as otherwise described in this circular, none of the following has a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and appointing the independent auditor:
•	our directors or officers, or any person who has held a similar position since the beginning of fiscal 2011

•	the nominees for director, or

•	any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business at the meeting. According to our by-laws, a quorum is two or more voting persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives, or proxyholders of registered shareholders entitled to vote at the meeting.

We require a simple majority (50% plus 1) of the votes cast at the meeting to approve all items of business, unless stated otherwise.

Shares and outstanding principal holders

We had a total of 710,590,733 common shares outstanding at the close of business on March 21, 2012.

Eldorado is listed on two exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD

•	New York Stock Exchange (NYSE) under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depository Interests (CDI) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Two companies held 10% or more of our common shares on the record date, according to the most recent early warning reports filed on SEDAR:
•	Fidelity Management & Research Company of Boston and its affiliates owned approximately 73,808,653 common shares (13.383%)

•	Blackrock, Inc. of New York owned approximately 70,123,149 common shares (12.71%).

Management and the board are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Interest of insiders in material transactions

Other than as disclosed in this circular, we are not aware of any shareholder who holds more than 10% of the voting rights attached to our common shares, or any nominated director, director or officer of Eldorado or a subsidiary of Eldorado, or of a shareholder who holds more than 10% of the voting rights attached to our common shares or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in any transaction we entered into since the beginning of fiscal 2011 or any proposed transaction, either of which will have, a material effect on us or any of our subsidiaries.

6    Eldorado Gold Corporation

Voting

Who can vote

You are entitled to receive notice of and vote at the 2012 annual meeting to be held on May 3, 2012, if you held Eldorado common shares as of the close of business on March 21, 2012 (the record date).

Each share you own entitles you to one vote on each item of business (see below).

An Eldorado CDI represents an indirect ownership in our common shares, and CDI holders are beneficial owners of the underlying shares, which are registered in the name of CHESS Depository Nominees Pty Ltd. (CHESS) in Australia. If you hold an interest in CDIs, you are entitled to vote those underlying shares through CHESS. You need to send your voting instructions to CHESS so they can execute your instructions (see page 8 for more information).

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person.

Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you hold a share certificate in your name.

Voting by proxy

Paul N. Wright, President and CEO, failing him, Norman S. Pitcher, Chief Operating Officer, or failing him, Dawn Moss, Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.

Questions about voting?
Contact:
Valiant Trust Company of Canada
P.O. Box 6510
Station Terminal
Vancouver, BC V6B 4B5
T. 1.866.313.1872
(toll free within North America)
F. 1.604.681.3067
www.valianttrust.com

You can appoint someone other than Eldorado proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check their names on the enclosed proxy form. Print the name of the person you want in the space provided. This person does not need to be a shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the Eldorado proxyholders but do not tell them how to vote your shares, your shares will be voted:
•	for the nominated directors listed on the proxy form and in this circular

•	for re-appointing KPMG as the independent auditor

•	for authorizing the board to set the auditor’s pay

This is consistent with the voting recommendations by the board and management. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation.

2012 Management proxy circular	7

If you appoint someone other than the Eldorado proxyholders to be your proxyholder, that person must attend and vote at the meeting for your vote to be counted.

CDI holders
If you’re a registered holder of a CDI, you will receive the meeting materials and voting instruction form from Link Market Services Limited, the CDI registry in Australia. Complete the form and follow their instructions for returning the form.
If you want to appoint yourself (or someone else) as proxyholder, mark this on the form.

If you hold your interest in a CDI through an intermediary, you will need to follow the instructions of that intermediary.

CHESS is responsible for executing the voting instructions it receives from registered holders of CDIs.

For more information
See the CHESS financial services guide on the ASX website (www.asx.com.au/cdis), or call one of the numbers below to request a copy:
1300.300.279 (within Australia)
+61.29338.0000 (outside Australia)

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant Trust. They must receive your proxy by 3 p.m. (Vancouver time) on May 1, 2012, or two business days before the meeting is reconvened if it is postponed or adjourned.

The chairman of the meeting has the discretion to accept late proxy forms.

Attending the meeting and voting in person

Do not complete the enclosed proxy form if you want to attend the meeting and vote in person. Simply register with a representative from Valiant Trust when you arrive at the meeting.

Non-registered shareholders and CDI holders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:
•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

•	a clearing agency like Canadian Depository for Securities Limited (CDS).

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders. They do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to a NOBO. Our agent, Broadridge Financial Solutions, Inc. (Broadridge), sends NOBOs the meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them. Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Valiant Trust.

If you’re an OBO, we must send the meeting materials to your intermediary so they or their service company can forward them to you, unless you’ve waived the right to receive certain proxy-related materials. The package should include a request for voting instruction form for you to complete with your voting instructions.

Voting using the voting instruction form

•
NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

•
OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

8    Eldorado Gold Corporation

Attending the meeting and voting in person
•	NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the meeting and vote in person.

•	OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the meeting and vote in person.

•
CDI holders: A registered holder of a CDI can ask CHESS to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attached to his or her underlying common shares. In this situation, a holder of the CDI may, as proxy, attend and vote in person at the meeting. If you hold your interest in CDIs through a broker, dealer or other intermediary, follow the instructions of your intermediary and request a legal proxy form, which will grant you the right to attend the meeting and vote in person.

When you arrive at the meeting, make sure you register with a representative from Valiant Trust so your voting instructions can be taken at the meeting.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the day the meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:
Eldorado Gold Corporation

c/o Fasken Martineau DuMoulin LLP

Suite 2900, 550 Burrard Street

Vancouver, British Columbia V6C 0A3

Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders and CDI holders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders and CDI holders can change their vote:
•	NOBOs: contact Broadridge right away so they have enough time before the meeting to arrange to change their vote.

•	OBOs: contact your intermediary right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

•
CDI holders: contact Link Market Services Limited right away so they have enough time before the meeting to arrange to change their vote. If you hold your interest in CDIs through an intermediary, contact your intermediary right away so they can arrange to change their vote through Link.

2012 Management proxy circular	9

Processing the votes

Our transfer agent, Valiant Trust, or its authorized agents count and tabulate the votes on our behalf.

We file our voting results on SEDAR (www.sedar.com) and post them on our website (www.eldoradogold.com) after the meeting.

Background information for CDI holders
Eldorado exists under the laws of Canada. We were originally incorporated under the laws of Bermuda and continued under the laws of British Columbia, Canada. In 1996, we were continued under, and are now governed by, the laws of Canada.
We’re governed by Canadian securities laws and the Canada Business Corporations Act (the CBCA). While the CBCA does not limit who can buy our securities, we’re subject to Canadian securities laws that govern takeover bids as well as reporting requirements for shareholders holding 10% or more of our securities.
We are not subject to chapters 6, 6a, 6b and 6c of the Corporations Act 2001(Cth) (Australia) that deal with the acquisition of shares, including substantial holdings, takeover bids, compulsory acquisitions and certain continuous disclosure rules. The Australian Stock Exchange has granted waivers to Eldorado for certain of its listing rules, including:
• Rule 14.2.1 — this rule states that proxy forms must allow shareholders to vote for or against each item. Under Canadian securities laws the proxy form only allows shareholders to vote for or withhold their vote on a resolution electing a director or appointing an auditor.

This waiver has been granted to allow us to comply with Canadian proxy requirements, so long as the requirements continue to prevent us from giving shareholders the right to vote against  these resolutions.
• Rule 14.3 — this rule states that director nominations must be accepted up to 35 business days before the date of the meeting (30 business days if shareholders request a meeting) unless a company’s constitution provides otherwise.

This waiver has been granted to allow us to accept director nominations according to the provisions of section 137 of the CBCA. Under this section, shareholders can submit proposals for consideration at an annual meeting, including nominations for election of directors, with the following conditions:
• shareholders have to submit their proposal at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders for the previous annual meeting

• shareholders submitting a proposal must hold at least 1% of our common shares (worth at least $2,000) and have held those shares for at least six months

• any proposal relating to director nomination must be signed by one or more shareholders who, collectively, represent at least 5% of the voting shares.

Shareholders can also put forward other items of business during a shareholder meeting, so it’s possible for a director to be elected without his or her nomination being disclosed before the meeting.

Eldorado currently intends to de-list from the official list of the ASX during the second half of the 2012 calendar year.

Only Eldorado common shares represented by CDIs issued as consideration under the successful acquisition by Eldorado of Sino Gold Mining Limited are quoted on the ASX. CDIs representing Eldorado common shares now represent approximately 1.28% of Eldorado’s issued share capital.

10    Eldorado Gold Corporation

Eldorado’s current intention to pursue a de-listing has resulted from the low level of CDIs representing Eldorado common shares now quoted on the ASX compared to Eldorado’s current issued share capital and the low level of trading on the ASX compared to the TSX and the NYSE. In these circumstances, Eldorado currently considers that the administrative time and costs which Eldorado incurs in the maintaining its ASX listing are no longer justifiable.  Eldorado will work with the ASX in relation to the de-listing process and will provide full details of any proposed de-listing process and the options available to CDI holders when these arrangements are finalised.  Eldorado’s current intention to de-list from the ASX is based on information known to Eldorado at the time of preparing this Information Circular. Eldorado’s final decision on this matter may change as new information becomes available or as circumstances change.

2012 Management proxy circular	11

About the nominated directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected this year based on the mix of skills and experience the board believes are necessary to effectively fulfill its duties and responsibilities. All nominated directors served on our board last year. However, Timothy Baker is being nominated for election as a director for the first time. See page 23 for more information about board renewal.

The chairman of the board is independent, and our board committees are made up entirely of independent directors.  All of the nominated directors are independent, except for Mr. Wright because he is our President and Chief Executive Officer (CEO). Turn to page 22 for more information about director independence.

Our policy on majority voting

The board adopted a majority voting policy in 2007, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the corporate governance and nominating committee promptly after the meeting. The committee then reviews the matter and makes a recommendation to the board. The nominated director does not participate in the deliberations. This policy does not apply if there is a contested director election.

Share ownership

All of the independent directors are required to hold at least two times their annual retainer in Eldorado shares by December 31, 2011, or within three years of being elected or appointed to the board if they became a director after December 31, 2008. All of the independent directors met our share ownership requirement on December 31, 2011.

We do not have a share ownership requirement for the chief executive officer, however Mr. Wright voluntarily owns 210,665 common shares of Eldorado. Their value at December 31, 2011 exceeds two times Mr. Wright’s annual base salary. See page 54 for details.

12    Eldorado Gold Corporation

Director profiles

This section profiles each of the nominated directors, including background and experience, participation on our board and board committees and meeting attendance in 2011, shareholdings in Eldorado and directorships of other public companies. Each of the nominated directors is willing to serve on our board for 2012.

The nominated directors have confirmed this information as of the record date.

Timothy C. Baker B. Sc., Geology Corporate director Ontario, Canada Independent director since May 12, 2011 Principal area of expertise ● Geology
Mr. Baker is being nominated to the board of directors of Eldorado Gold Corporation for the first time at the 2012 annual meeting. Mr. Baker was appointed to the board of directors of Eldorado Gold Corporation on May 12, 2011.   Mr. Baker also serves as a corporate director of Augusta Resources Corporation, Pacific Rim Resources and Antofagasta PLC.  Mr. Baker was previously the Executive Vice President and Chief Operating Officer of Kinross Gold.

	Eldorado board and board committees			2011 meeting attendance*
	Board of directors Environmental Health & Safety Committee			8 of 8 1 of 1	100% 100%
2011 compensation: $425,919
Eldorado securities held
	Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
	nil	107,736	7,553	$105,893	n/a**
Other public company boards
Augusta Resources Corporation Pacific Rim Antofagasta PLC

*Mr. Baker was appointed to the Board of directors on May 12, 2011 and as of December 31, 2011 attended 100% of the Board and Committee meetings for which he was eligible to attend between May 12, 2011 and December 31, 2011.
** Mr. Baker’s required share ownership will become effective May 12, 2014.

K. Ross Cory
MBA, Finance and International Business, UBC
B.Sc. General Science, UBC
Accredited Director
(Acc. Dir.)
Corporate director
BC, Canada
Independent director since April 2003
Principal area of expertise
● Finance
● Mergers & acquisitions
● Investment banking
•  Corporate governance

Mr. Cory was first elected to the board of directors of Eldorado Gold Corporation on April 30, 2003. Mr. Cory also serves as a corporate director of Lumina Copper Corp. Mr. Cory served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.).

Eldorado board and board committees			2011 meeting attendance*
Board of directors Corporate governance and nominating committee (chair) Audit committee Special Committee**			12 out of 12 3 out of 3 5 out of 5 6 out of 6	100% 100% 100% 100%
2011 compensation: $322,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
240,000	182,126	18,550	5,157,071	yes
Other public company boards
Lumina Copper Corp.

  * Mr. Cory is unable to attend in person meetings because of health reasons. Our operations give an annual in-person country presentation in December which Mr. Cory is unable to attend, however, he receives and reviews material presented at the country presentation session.
**In 2011 Mr. Cory also participated in meetings of selected members of the board focused on merger and acquisition activities.

2012 Management proxy circular	13

Robert R. Gilmore CPA
Chairman of the board
BSBA, Accounting
University of Denver
CPA, Colorado
Accredited Director
(Acc. Dir.)
Financial Consultant
Colorado, USA
Independent director since April 2003
Principal area of expertise
● Finance
•  Mergers & acquisitions

Mr. Gilmore was first elected to the board of directors of Eldorado Gold Corporation on April 30, 2003, and was elected Chairman of the board on May 6, 2010. Mr. Gilmore is a financial consultant. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

Eldorado board and board committees			2011 meeting attendance*
Board of directors Audit committee (chair) Compensation committee			12 out of 12 5 out of 5 9 out of 9	100% 100% 100%
2011 compensation: $389,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
9,500	68,826	18,550	421,468	yes
Other public company boards
Fortuna Silver Mines Layne Christensen Company Great Western Minerals
* Mr. Gilmore also participated in meetings of selected members of the board focused on merger and acquisition activities, and in meetings of selected board members on succession planning.

Geoffrey A. Handley
B.Sc. Hons.
James Cook University of North Queensland
MAusIMM
FAICD
Accredited Director
(Acc. Dir.)
Corporate director
New South Wales, Australia
Independent director since August 2006
Principal area of expertise
● Technical
● Environmental, health  and safety

Mr. Handley was first appointed to the board of directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has over 30 years of extensive experience in the mineral resource industry.

Eldorado board and board committees*			2011 meeting attendance
Board of directors Corporate governance and nominating committee Compensation committee Environmental, health and safety committee (chair)			12 out of 12 2 out of 2 9 out of 9 3 out of 3	100% 100% 100% 100%
2011 compensation: $330,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and options (value at risk)	Meets share ownership guidelines
10,000	82,126	18,550	416,071	yes
Other public company boards
Endeavour Silver Corp. Mirabella Nickel Ltd. PanAus Limited
* Mr. Handley also serves on the Reserve and resource review panel. The panel met twice in 2011.

14   Eldorado Gold Corporation

Wayne D. Lenton
B.Sc. Metallurgical Engineering
Montana School of Mines
Independent mining consultant
Arizona, USA
Accredited Director
(Acc. Dir.)
Independent director since June 1995
Principal area of expertise
● Compensation
● Technical

Mr. Lenton was first elected to the board of directors of Eldorado Gold Corporation in June 1995. Mr. Lenton is an independent mining consultant and serves on the board of directors of Energold Drilling Ltd. and North American Tungsten Corp. Ltd. From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of
Canada Tungsten Mining Corporation.

Eldorado board and board committees			2011 meeting attendance
Board of directors Compensation committee (chair) Environmental, health and safety			12 out of 12 9 out of 9 3 out of 3	100% 100% 100%
2011 compensation: $321,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
129,100	82,126	18,550	3,602,253	yes
Other public company boards
Energold Drilling Ltd. North American Tungsten Corporation Ltd.

Michael A. Price
B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff
PhD. - Mining Engineering
University College Cardiff
Mine Manager’s Certificate of Competency
(Coal Mines, South Africa)
Professional engineering qualifications, MIMMM and Eur Ing (FEANI)
Accredited Director
(Acc. Dir.)
Mining Finance Consultant and Advisor and London Representative
Resource Capital Funds
London, United Kingdom
New director
Independent
Principal area of expertise
● Mining engineering
● Mining finance

Mr. Price was first elected to the board of directors on May 5, 2011.  He has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006. From 2003 to 2006, Mr. Price served as the Managing Director, Joint Global Head of Mining and Metals of Barclay’s Capital, Managing Director, Global Head of Mining and Metals of Société General, London from 2001 to 2003, Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. from 1989 to 2001,  from 1981- 1988 held the position of Mining Engineer, Business & Financial Analyst for British Petroleum PLC.

Eldorado board and board committees		2011 meeting attendance
Board of Directors Audit Committee Environmental, Health & Safety Committee Special Committee***		9 out of 9 2 out of 2 1 out of 1 6 out of 6	100% 100% 100% 100%
2011 compensation: $442,105
Eldorado securities held
Common shares	Options DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
nil	137,736 7,553	105,893	n/a**
Other public company boards
Central Asia Metals plc Lincoln Mining Corporation Q Resources plc

*Mr. Price was elected to the Board of directors on May 5, 2011 and attended 100% of the Board and committee meetings between May 5, 2011 and December 31, 2011 for which he was eligible to attend.
** Mr. Price’s required share ownership will become effective May 5, 2014.
*** Mr. Price also participated in meetings of selected members of the board focused on merger and acquisition activities

2012 Management proxy circular	15

Jonathan A. Rubenstein
BA, Oakland University
LLB, UBC
Accredited Director
(Acc. Dir.)
Corporate director
BC, Canada
Independent director since May 2009
Principal area of expertise
● Legal
● Corporate governance
● Mergers & acquisitions

Mr. Rubenstein was first elected to the board of directors on May 7, 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. He was Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and was a director of Aurelian Resources Inc. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.

Eldorado board and board committees			2011 meeting attendance
Board of directors Audit committee* Corporate governance and nominating committee Compensation committee**			11 out of 12 3 out of 3 3 out of 3 3 out of 3	92% 100% 100% 100%
2011 compensation: $301,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
9,000	137,126	18,550	703,751	yes
Other public company boards
Detour Gold Corporation MAG Silver Corp. Rio Novo Gold Troon Ventures Ltd.

*Mr. Rubenstein served on the audit committee until May 5, 2011 and attended 100% of the audit committee meetings until that date.
**Mr. Rubenstein was appointed to the compensation committee on May 5, 2011 and attended 100% of the committee meetings from the period of May 5, 2011 to December 31, 2011.

16    Eldorado Gold Corporation

Donald M. Shumka
MBA, Harvard University;
BA, UBC
Accredited Director
(Acc. Dir.)
President & Managing Director
Walden Management Limited
BC, Canada
Independent director since May 2005
Principal area of expertise
● Finance
● Mergers and acquisitions
● Investment Banking

Mr. Shumka was first appointed to the Eldorado Board of Directors effective May 3, 2005. Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd. He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets (Canadian investment firms) and 25 years in the forest industry where he was for a decade the Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.

Eldorado board and board committees			2011 meeting attendance
Board of directors Audit committee Corporate governance and nominating committee Special Committee*			9 out of 9 5 out of 5 3 out of 3 6 out of 6	100% 100% 100% 100%
2011 compensation: $312,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares, options and DUs (value at risk)	Meets share ownership guidelines
46,700	82,126	18,550	999,005	yes
Other public company boards
Anfield Nickel Corp. Lumina Copper Corp. Alterra Energy Corp. Paladin Energy Ltd.
*Mr. Shumka participated in meetings of selected members of the board on mergers and acquisitions.

Paul N. Wright
B.Sc., Mining Engineering, Newcastle University
Member, Canadian Institute of Mining & Metallurgy
Chartered Engineer (UK)
President & Chief Executive Officer, Eldorado Gold Corporation
BC, Canada
Not independent
Director since March 1999
Principal area of expertise
● Mining engineering
● Mergers & acquisitions

Mr. Wright was first elected to the board of directors of Eldorado Gold Corporation in 1999. Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999. Prior to his appointment as President & CEO, Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President, Mining.

Eldorado board and board committees			2011 meeting attendance
Board of directors			12 out of 12	100%
2011 compensation: (as President & CEO) $7,133,729
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and options (value at risk)	Meets share ownership guidelines
286,329	1,699,151	–	3,427,523	yes*
Other public company boards
None

* We do not have a share ownership requirement for the CEO, however Mr. Wright voluntarily owns 210,665 common shares of Eldorado. Their value at December 31, 2011 was exceeding Mr. Wright’s annual base salary by two times. Independent directors are required to hold two times their annual retainer in Eldorado common shares. See page 25 for details.

2012 Management proxy circular	17

Cease trade orders, bankruptcies, penalties or sanctions

In the last 10 years, none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:
•	become bankrupt

•	made a proposal under legislation relating to bankruptcy or insolvency

•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:
•	a cease trade order

•	an order similar to a cease trade order, or

•	an order that denied the relevant company access to any exemption that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Meeting attendance

Directors attended % of our board and committee meetings in 2011, and seven of the nine directors who have been nominated for re-election attended the 2011 annual meeting of shareholders.

Meeting in camera

The board and audit committee meet without management present at each regularly scheduled meeting. In 2011, the board met six times without management, and the audit committee met five times without management. The other committees meet without management whenever they deem necessary.

2011 board and committee meeting attendance

Director			Committee meetings
	Board meetings	Audit	Compensation	Corporate governance and nominating	Environmental, health and safety
Timothy Baker	8 of 82				1 of 12
Ross Cory1	12 of 12	5 of 5		3 of 3
Robert Gilmore1	12 of 12	5 of 5	9 of 9
Geoffrey Handle1,	12 of 12		9 of 9		3 of 3
Wayne Lenton1	12 of 12		9 of 9		3 of 3
Michael Price4	9 of 94	2 of 24			1 of 14
Donald Shumka	12 of 12	5 of 5		3 of 3
Jonathan Rubenstein5	11 of 12	3 of 35	3 of 35	3 of 3
Paul Wright	12 of 12	–	–	–	–

Notes

1.	The following directors served as committee chairs in 2011:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Lenton – chair of the Compensation committee
•	Mr. Cory – chair of the Corporate governance and nominating committee, and
•	Mr. Handley – chair of the Environmental, health and safety committee.

18    Eldorado Gold Corporation

2.	Mr. Baker was appointed to the Board of Directors on May 12, 2011 and to the environmental, health and safety committee and attended all board and committee meetings held after he joined in 2011.

3.
Mr. Handley met with management twice in 2011 as a member of the mineral resources and review panel. Mr. Auston retired from the board on May 5, 2011 and attended one meeting prior to this date.  After this date, Mr. Lenton and Mr. Baker were appointed to the mineral reserve and resource review panel and each attended the remaining meeting during the year.  According to the board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified person responsible for preparing the reserve and resource statement, and reporting their findings to the board.

4.
Mr. Price was elected to the Board of Directors at the Company’s Annual Meeting of Shareholders on May 5, 2011 and was appointed to the audit and environmental, health and safety committees on the same date.  Mr. Price attended all further meetings of the audit and environmental, health and safety committee held post his appointment date.

5.
Mr. Rubsentstin was a member of the audit committee until May 5, 2011 and attended all committee meetings before that date.  He was appointed to the compensation committee on the same date, and attended all further meetings the committee held after he joined in 2011.

Skills and experience

The board believes it is important for directors to have experience in senior management, governance, compensation, finance, environmental, health and safety, and participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our board.

The board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company’s affairs.

The board believes the directors who have been nominated for election in 2012 are well qualified to represent the interests of shareholders and appropriately address our business needs.

2012 Management proxy circular	19

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees earned by KPMG for services in 2010 and 2011:

	Years ended December 31
($)	2011	2010
Audit fees	1,375,005	1,334,330	Total fees for audit services
Audit related fees	83,425	37,630	Fees for consulting on accounting matters, due diligence and technical guidance, among other services.
Tax services	3,718	9,419	Total fees for tax advice, tax planning and tax compliance.
All other fees and services	115,700	55,700	Fees for French translation
Total	1,577,848	1,437,079

For further information on our audit committee see page 25 as well as our Annual Information Form under the heading Audit Committee.

20   Eldorado Gold Corporation

Governance

Management and the board of directors are committed to good governance practices.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX) and corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the Securities and Exchange Commission (SEC) in the US.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest

2.	Protecting and properly using our corporate assets

3.	Keeping our corporate information confidential

4.	Treating our security holders, customers, suppliers, employees and competitors fairly

5.	Complying with laws, rules and regulations

6.	Reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, and review it annually and update it as appropriate.

The code is posted in all of our offices and operations. It’s also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer and employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code of ethical business conduct.

2012 Management proxy circular	21

Reports can be made anonymously to:

Ethicspoint T. 1.866.384.4277 www.ethicspoint.com (click “file a new report”)	Chair of the audit committee Robert Gilmore 735 Leyden Street Denver, Colorado 80220 USA T. 303.601.7344 gilmores735@gmail.com	Corporate secretary Dawn Moss 1188 – 550 Burrard Street Vancouver, BC V6C 2B5 T. 604.601.6655 dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by either the chair of the audit committee or the corporate secretary. They will investigate the matter, then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee or corporate secretary for appropriate follow-up.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations to the board.

If you have a question about the code or a concern a particular business practice or other matter, you should contact the chair of the audit committee or corporate secretary.

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for:
•	acting in good faith in our best interests

•	exercising care, diligence and skill in carrying out its duties and responsibilities

•	meeting its obligations under the Canada Business Corporations Act, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:
•	assessing and monitoring internal systems for managing the risks of our business

•	establishing our standards of ethics, risk management, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting

•	overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written mandate which describes its responsibility for stewardship, including:
•	being satisfied with the integrity of the President & CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization

•	adopting a strategic planning process, and approving the strategic plan at least once a year; the strategic plan must address the opportunities and risks of our business, among other things

•	identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•	overseeing our succession planning, including appointing, training and monitoring the development of senior management

22   Eldorado Gold Corporation

•	adopting a communications policy

•	overseeing our internal control and management information systems

•	developing our approach to corporate governance, including specific governance principles and guidelines for Eldorado

•	developing a process for receiving feedback from shareholders and holders of other securities

•	adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

Position descriptions

The board has developed its own terms of reference as well as those for the chairman of the board. It reviews them annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The board has also created and approved a position description for the CEO that is reviewed annually by the compensation committee as part of the process for assessing his performance.

The board’s terms of reference are attached in Schedule A. Terms of reference for the board, chairman of the board, and four standing board committees are available on our website or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with him exercising independent judgment. All of the nominated directors are independent as defined under NI 58-101, except for

Mr. Wright because he is our President & CEO and a member of management.

The chairman of the board is independent, and our board committees are made up entirely of independent directors.

The board reviews the independence status of each director when they are first nominated as a director, and then at least once a year.

Independent advice

The board has a policy which allows individual directors to engage outside advisors if they believe it’s necessary to carrying out their responsibilities. We pay the cost of these services as long as all invoices are first approved by the committee chair.

Towers Watson was engaged by the compensation committee in 2011 to provide market data on compensation levels of Eldorado’s peers, information on long-term incentive plan design, and commentary on trends in executive pay, for which they were compensated $74,331.

What we expect of our directors

We expect our directors to act in the company’s best interests when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business.

Directors routinely visit the company’s operations and in 2011 groups of our Directors visited our Tocantinzinho Gold Project and Vila Nova Iron Ore Mine in Brazil as well as the Efemcukuru Mine and Kisladag Mine in Turkey.

2012 Management proxy circular	23

Conflicts of interest
To the best of our knowledge, and other than disclosed in this circular, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies.

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he is obliged to excuse himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Share ownership

Our independent directors are required to own or control an amount of Eldorado common shares equal to two times their annual retainer. They have to meet the requirement by December 31, 2011, or within three years of joining the board if they became a director after December 31, 2008 (the date we implemented the policy).  The board believes share ownership is important because it aligns the interests of our directors with the company’s interests and those of our shareholders. The Directors are in compliance with the company’s share ownership policy.

Orientation and continuing education

Our orientation process familiarizes new directors with our business, including our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive monthly reports from management, and attend presentations by our international senior management and visit our sites to experience our operations and development projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. It’s a three-part program, developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board’s finance, business and industry experience, and focuses on critical areas of governance like strategy and risk management. All independent directors, with the exception of Mr. Tim Baker who was not a member of the board at the time the program was offered, have received the Director Accreditation designation (Acc. Dir.).

Board evaluation and renewal

Assessing the board

The corporate governance and nominating committee conducts an annual assessment of our directors, using a questionnaire to give important feedback on the effectiveness and contribution of individual directors, the committees and the board overall. The committee tabulates the results and recommends any changes for the coming year.

Directors can be re-elected to the board annually, but they retire at the end of the annual meeting following their 73rd birthday.

The board sets aside time to discuss its current mix of skills, experience and competencies to identify the skill sets and kind of individuals that would enhance the proficiency and effectiveness of the board. The committee reviews this input, and then develops the qualification criteria for new director candidates.

Nominating new directors

The directors identify new candidates for the board as part of their duties and responsibilities.  The corporate governance and nominating committee is responsible for recommending new candidates for nomination.

The Committee’s process for identifying, recruiting, nominating and appointing directors is consistent with corporate governance regulations and guidelines of securities regulators and relevant stock exchanges.

24   Eldorado Gold Corporation

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction.

See the director profiles on starting on page 12 for information about each director.

Succession planning

The Corporate governance and nominating committee is responsible for establishing the size and composition of the board and qualification criteria for board members. This criteria reflects an appropriate mix of expertise, skills, attributes and personal and professional backgrounds based on, among other things, a consideration of what competencies and skills our directors as a whole should possess and an assessment of the competencies and skills of existing directors.

Directors are asked to recommend individuals to be nominated for election to the board at the annual meeting who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs. Potential nominees undergo an interview and approval process managed by the corporate governance and nominating committee.

Communicating with the board

We follow a communications policy approved by the board that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

Please mark the envelope Private and confidential.

Shareholder proposals

If you want to submit a shareholder proposal to be presented at our 2013 annual general meeting, it must be sent to our corporate secretary by January 4, 2013 for it to be considered for inclusion in our 2013 management proxy circular.

Send the proposal to:

Corporate Secretary Eldorado Gold Corporation Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	dawnm@eldoradogold.com 1.604.687.4026 (fax)

2012 Management proxy circular	25

Board committees
The board carries out its mandate directly or through its committees, which are comprised entirely of independent directors.

All of the committee members meet the standard of director independence as set out by the Canadian Securities Administrators in NI 58-101 and the corporate governance standards of the New York Stock Exchange (NYSE).

Members of our audit committee are also independent and financially literate according to Multilateral Instrument 52-110 – Audit committees.

The board has four standing committees:
•	Audit

•	Compensation

•	Corporate governance and nominating

•	Environmental, health and safety.

Audit committee

The audit committee is currently made up of four financially literate, independent directors:

Robert Gilmore (chair) Ross Cory Michael Price Donald Shumka

Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC. A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.

The committee is responsible for:
•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics

•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation

•	pre-approving audit, audit-related and tax services to be provided by the external auditor

•	reviewing our hiring policies for former employees in an audit or finance role and the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2011, and we have had the same lead audit partner for three years. Consistent with best practices, the committee requires the lead audit partner to be rotated every five years.

The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

26   Eldorado Gold Corporation

Compensation committee

The compensation committee is made up of four directors:

Wayne D. Lenton (chair) Robert Gilmore Geoffrey Handley Jonathan Rubenstein

The committee is responsible for:
•	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives

•	evaluating the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The committee conducts a thorough compensation review every year to assess:
•	the competitiveness of our cash and stock-based compensation for our directors and executives

•	whether overall compensation continues to support our goals of attracting, motivating and retaining officers and executives with exceptional leadership and management skills

•	the overall compensation packages for our senior officers and executives and whether the components are applied appropriately.

It also reviews and recommends the terms of employment of the CEO to the board annually and evaluates the performance of the CEO for the prior year.

The committee summarizes this in a written report for the board with compensation recommendations for the CEO. Mr. Wright does not participate in any discussions or reviews relating to his own performance or compensation.

The chairman of the committee and each member has direct experience in executive compensation as members of various Boards which experience assists in making decisions on the suitability of the Company’s compensation practices and policies.  The Committee makes a determination of executive compensation in direct relation to the committee’s terms of reference.

2011 highlights

•
The committee reviewed the analysis of management proxy circulars of other mining companies and consulted independent compensation surveys to supplement its review and analysis, including the 2011 Mining Salary Survey Corporate Report (by Coopers Consulting and PricewaterhouseCoopers LLP), the report by the Bedford Group and the Report on Corporate Board Governance and Director Compensation (by Patrick O’Callaghan and Associates and Korn Ferry International).

•
It retained Towers Watson as its independent consultant to do a peer company review of total compensation, including any equity compensation plans offering stock options and/or full value equity securities.  The committee also retained Korn Ferry, to provide general observations on market trends in executive compensation and other issues.

2012 Management proxy circular	27

The table below shows the fees earned for executive compensation consultant services in 2010 and 2011:

	Years ended December 31
Consultant - Korn Ferry	2011	2010
Executive compensation related fees	15,000	nil
All other fees	99,343	115,904
Total	114,343	115,904

		Years ended December 31
Consultant - Towers Watson	2011	2010
Executive compensation related fees	103,100	nil
All other fees	nil	nil
Total	81,935	nil

		Years ended December 31
Consultant – Mercer!	2011	2010
Executive compensation related fees	Nil	31,256
All other fees	nil	21,255
Total	nil	52,511

Note

1.	The Company engaged Mercer in its review of executive compensation in 2010.

The committee is responsible for making recommendations about director or executive compensation and bringing them to the board for approval. The committee’s recommendations may reflect other factors and considerations than the information provided by Towers Watson and Korn Ferry.

The compensation discussion and analysis starts on page 32 for directors, and page 36 for executives, were prepared by management, and reviewed and approved by this committee and the corporate governance and nominating committee.

28   Eldorado Gold Corporation

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of three directors:

Ross Cory (chair) Jonathan Rubenstein Donald Shumka

The committee was established to work with management in continuing to develop our corporate governance framework. This includes:

•	regularly reviewing and implementing our corporate governance policies and practices

•	monitoring our risk management program

•	reviewing the size and composition of the board annually

•	facilitating the succession and nomination of directors to the board

•	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process

•	evaluating individual director competencies as well as the board’s competencies and defining the skills and experience necessary for an effective board.

Environmental, health and safety committee

The environmental, health and safety committee is made up of four directors:

Geoffrey Handley (chair)
Tim Baker
Wayne Lenton
Michael Price

The committee was established to work with management in developing management’s procedures for monitoring our environmental, health and safety practices. This includes:
•	reviewing and monitoring our environmental, health and safety programs and procedures
•	overseeing the establishment of a corporate environmental health and safety policy
•	monitoring management’s environmental, health and safety risk assessment and impact evaluation procedure
•
reporting to the board on environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

The committee receives a detailed environmental health and safety report from management quarterly, and reports the findings of the report at each regularly scheduled meeting of the board.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and knowledgeable in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and confirming the qualifications of the Qualified Persons as defined by National Instruction 43-101.  They report their findings to the board. In 2011, Mr. Baker, Mr. Handley and Mr. Lenton served on the panel.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

2012 Management proxy circular	29

Compensation

Report by the Compensation committee

This section discusses our compensation practices and decisions.

The compensation committee is responsible for developing our director and executive compensation and policies, in consultation with, among other parties, senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is also responsible for reviewing these policies annually and recommending any changes to the board as appropriate, reviewing and approving the terms of employment and performance objectives for the named executives, and assessing the performance of the President & CEO.

Independent decision-making is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of Eldorado, has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

None of the named executives has served on the compensation committee or board of another company whose executive officers are members of this committee or our board.

Hedging by Insiders

While certain hedging is not permitted under the Canada Business Corporations Act, in 2011 the Board approved an amendment to the Company’s Insider Trading Policy to provide that all executive management and directors of the Company, are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.  Hedging may also not be utilized to otherwise offset the value of the shareholding requirements set by the Company’s share ownership guidelines for directors.

Director compensation

The compensation committee engaged Towers Watson in 2011 to complete an extensive review of the company’s peer group companies with respect to director compensation.  At the conclusion of its review the committee recommended that the board increase the total maximum cash compensation allowed for directors, to recognize the increased time that directors spend on board matters, and to allow more flexibility in attracting and retaining directors.

The committee felt the increase was appropriate, and also necessary, to, among other things:
•	broaden the range of skills

•
compensate directors for an increased workload and overseeing a more complex business resulting from the company’s growth and an increase in regulatory matters associated with our listings on three major stock exchanges

•	bring compensation in line with market conditions.

The amended Director compensation policy became effective January 2012.

30   Eldorado Gold Corporation

Executive compensation

Both the committee and board believe our shareholders want corporate leaders who will run Eldorado in a way that protects and grows their investment. Senior management has a proven record of doing just that, generating stable growth and a 122% appreciation in share price over the last five years, while remaining one of the world’s lowest cost, pure gold producers.

The committee conducts a thorough review of executive compensation every year to make sure our compensation practices are still appropriate and continue to meet our needs. This includes reviewing our practices as economic events unfold and industry developments affect our market. In 2011 the committee engaged Towers Watson to review the competitiveness of the compensation arrangements with our executive team and assist in the development of the long-term incentive practices of companies in our peer group.

The committee reviewed 2011 corporate performance against our operating plan. It also:
•	conducted a detailed review of each executive’s performance against his or her corporate and individual objectives as set out under our short-term incentive plan

•	reviewed management’s proposals for long-term incentive awards, agreed to a grant of such awards to the CEO, and made corresponding recommendations to the Board, and

•	made recommendations to the board about other compensation components.

In early 2011 the Compensation committee undertook an extensive review of the compensation of our executives and officers. The committee took into consideration the company’s exceptional performance over several years through 2010, including share price appreciation and growth in market capitalization when compared with its peer group. In addition, the committee benchmarked executive compensation to our peer group companies. At the conclusion of the review, the Compensation Committee made a recommendation to the Board of Directors to provide a special bonus to the senior management team including the named executive officers (NEO’s).

Our executive compensation programs are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking.  This is supported by the Company’s Risk Management process which includes:
•	identifying and categorizing risks
•	evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred
•	evaluating the interconnectivity of the risks in aggregate
•	designing and developing strategies and additional controls to mitigate identified risks
•	identifying an acceptable level of risk which will foster long term shareholder growth
•	assessing effectiveness of controls and risk management strategies

The executive compensation programs were reviewed from a risk assessment perspective to ensure that the plan is structured to balance risk and reward, yet mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features of the executive compensation plans include:
•	balanced compensation program design, between fixed and variable pay and between short- and long-term incentives;
•	consistent program design among all executive officers;
•	a greater award opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained company performance over time;
•	a mix of performance measures are used in the STIP to provide a balanced performance focus;
•	capped payout opportunity within the STIP (2.0x target) which is subject to board discretion to reflect a holistic view of the company’s performance;
•	the use of two distinct long-term incentives: stock options and restricted share unit (RSUs) to provide strong incentives for sustained performance over time:
■	awards are granted annually;
■	stock options vest over two years and have a five year term;
■	RSUs vest over two years to enhance retention; and
■	RSUs have overlapping vesting periods with payouts based on the prevailing share price at the end of each vesting period.

2012 Management proxy circular	31

In addition, the total compensation expense to executive officers is an insignificant percentage of the company’s revenue, less than 2%.

Based on their review, the Committee concluded that it did not uncover risk factors that are reasonably likely to have a material adverse effect on the company.

The committee has reviewed the compensation disclosure in this document and believes its compensation review and recommendations are appropriate for 2011.

Wayne D. Lenton (committee chair) Robert Gilmore Geoffrey Handley Jonathan Rubenstein

32   Eldorado Gold Corporation

Directors

Compensation discussion and analysis

Directors are paid an annual retainer, attendance fees and equity compensation for serving on our board.

Mr. Wright does not receive these fees because he is a member of management as our President & CEO, and is not an independent director. See page 49 for his compensation for 2011.

The independent directors received cash compensation of $966,423 in 2011.

The table below details the 2011 retainer and fee structure. We pay retainers and fees quarterly.

Director cash compensation in 2011	$
Annual retainers • member of the board of directors • chairman of the board	70,000 125,000
Annual committee retainers • audit committee chair • compensation committee chair • corporate governance and nominating committee chair • environmental health and safety committee chair	12,000 8,000 8,000 8,000
Board and committee meeting fee (per meeting)	1,500

Equity compensation

When directors are first elected to our board, they are granted 100,000 stock options.  At the discretion of the board, each independent director receives an annual grant of stock options to a maximum value of $100,000 as of the grant date and deferred share units (DU) to a maximum value of $100,000 (DUs are settled in cash only).  The options and DUs are administered under the terms and conditions of our Officers and Directors Incentive stock option plan and our Deferred share unit plan (see page 38 and below for details.)

Deferred share unit plan

The board adopted a Deferred share unit plan (DSU plan) as of July 15, 2010. DUs represent notional Eldorado shares based on the value of our common shares and do not earn dividend equivalents.

Under the plan, the board can grant DUs to eligible directors, designated by the board, on the following terms:
•	the market value of a DU is the closing price of an Eldorado common share on the Toronto Stock Exchange (TSX) on the day prior to the relevant date.
•	DUs are denominated in common shares when they are credited to a participant’s account.

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:
•	the date that the participant is no longer a member of our board for whatever reason including resignation, disability, death, retirement, or loss of office as a director
•	the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our CEO, CFO or Corporate Secretary, specifying the redemption date, which must be before December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31.

2012 Management proxy circular	33

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Travel and other fees

Directors have a travel allowance of $750 per day if they travel to our board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

2011 compensation details

Director compensation table

Our directors earned a total of $2,986,785 in 2011. The table below shows the breakdown of total compensation earned by each director in 2011.

Mr. Wright does not receive director fees because he is a member of management as our President & CEO, and is not an independent director. See page 49 for his compensation in 2011.

Name	Fees earned ($)	Share-based awards3 ($)	Option-based awards4 ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Auston1	42,231	–	100,000				142,231
Timothy Baker	63,923	–	361,996				425,919
Ross Cory2	122,000	100,000	100,000				322,000
Robert Gilmore2	189,000	100,000	100,000				389,000
Geoffrey Handley2	130,000	100,000	100,000				330,000
Wayne Lenton2	121,500	100,000	100,000				321,500
Michael Price	83,769	–	358,336				442,105
Jonathan Rubenstein	101,500	100,000	100,000				301,500
Donald Shumka	112,500	100,000	100,000				312,500

Notes

1.	Mr. Auston retired from the board of directors on May 5, 2011.

2.	The following directors served as committee chairs in 2011:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Lenton – chair of the Compensation committee
•	Mr. Cory – chair of the Corporate governance and nominating committee, and
•	Mr. Handley – chair of the Environmental, health and safety committee.

3.
Share-based awards is the amount that directors received in DUs in 2011. DUs are calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant.  DUs are settled in cash, have no value at the date of grant, and do not earn dividend equivalents.

4.
Option-based awards is the amount that directors received in stock options in 2011.   Directors are granted stock options as part of the Director compensation policy.  The number of stock options is calculated by dividing the total value of the grant by the value of an option using the Black scholes method.

34   Eldorado Gold Corporation

Incentive plan awards

The next table shows the unexercised options and unvested DUs the independent directors held as of December 31, 2011.

Option-based awards						Share-based awards
Name	Grant date	Un-exercised stock options as at December 31, 2011 (#)	Option exercise price ($)	Option expiry date	Value of un-exercised in-the-money stock options at December 31, 20111 ($)	Unvested DUs as at December31, 20112 (#)	Value of unvested DUs at December 31, 20113 ($)	Value of DUs vested at December 31, 20113 ($)
John Auston4	Jan 30 2008 Sep 15 2010 Feb 16 2011	50,000 9,806 16,260	6.44 20.02 16.66	Jan 30, 2013 Sept 9, 2015 Feb 23, 2016	379,000 - -	–	–	-
Timothy Baker	Jun 1 2011	70,000	15.37	June 1, 2015	-	-	-	-
Ross Cory	Mar 21 2007 Jan 30 2008 May 12 2009 Feb 23 2011	100,000 100,000 20,000 24,390	7.12 6.44 9.81 16.66	Mar 21, 2012 Jan 30, 2013 May 12, 2014 Feb 23, 2016	690,000 758,000 84,200 -	10,997	154,178	-
Robert Gilmore	May 12 2009 Feb 23 2011	6,700 24,390	9.81 16.66	May 12, 2014 Feb 23, 2016	28,207 -	10,997	154,178	-
Geoff Handley	May 12 2009 Feb 23 2011	20,000 24,390	9.81 16.66	May 12, 2014 Feb 23, 2016	15,800 -	10,997	154,178	-
Wayne Lenton	Mar 21 2007 Jan 30 2008 May 12 2009 Feb 23 2011	100,000 100,000 20,000 24,390	7.12 6.44 9.81 16.66	Mar 21, 2012 Jan 30, 2013 May 12, 2014 Feb 23, 2016	690,000 758,000 84,200 -	10,997	154,178	-
Michael Price	May 10 2011	100,000	15.22	May 10, 2016	-	-	-	-
Jonathan Rubenstein	May 12 2009 Feb 23 2011	75,000 24,390	9.81 16.66	May 12,2014 Feb 23, 2016	317,500 -	10,997	154,178	-
Donald Shumka	May 12 2009 Feb 23 2011	20,000 24,390	9.81 16.66	May 12, 2014 Feb 23, 2016	84,200 -	10,997	154,178	-

Notes

1.
The value of the stock options is based on the difference between market value of $14.02 per share, the closing price per Eldorado common share on the TSX as of December 30, 2011 and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

2.
The number of DUs granted is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant.  DUs are settled in cash, and do not earn dividend equivalents.

3.
The value of the DU’s is based on a market value of $14.02 per share, the closing price per Eldorado common share on the TSX as of December 30, 2011.  Any actual value will depend on the value of our common shares on the date the DU’s are redeemed.

4.
Mr. Auston retired from the board of directors on May 5, 2011. In accordance with the terms of the Directors and officers plan, he has up to one year from his retirement date to exercise any options that were vested at the date of his retirement.

2012 Management proxy circular	35

The next table shows the value of incentive plan awards that were vested or earned by each independent director in 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
John Auston	39,468	nil	nil
Timothy Baker	nil	nil	nil
Ross Cory	35,114	nil	nil
Robert Gilmore	35,114	nil	nil
Geoff Handley	35,114	nil	nil
Wayne Lenton	35,114	nil	nil
Michael Price	nil	nil	nil
Jonathan Rubenstein	2,845	nil	nil
Donald Shumka	35,114	nil	nil

Notes

1. DU’s do not vest until termination date.

36   Eldorado Gold Corporation

Executives

Compensation discussion and analysis

We have developed compensation practices and procedures to meet six key criteria:
•	attract and retain an outstanding executive team

•	recognize competitive industry standards

•	reward exceptional contributions to our success

•	reward performance according to pre-determined objectives

•	provide insurance and retirement benefits

•	acknowledge the reporting requirements of securities and corporate governance regulators.

Performing in accordance with our stated plan and providing clear, transparent disclosure have been critical factors in earning and maintaining the trust of our shareholders. They have also been the cornerstone of our success.

This section discusses our executive compensation program – our philosophy and approach, the different components, the board’s key compensation decisions for our most senior executives for 2011, and how our executive compensation compares to our share performance over the last five years.

We refer to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated officers as our named executives:
•	Paul N. Wright, President & Chief Executive Officer

•	Fabiana E. Chubbs, Chief Financial Officer

•	Norman S. Pitcher, Chief Operating Officer

•	Paul S. Skayman, Senior Vice President, Operations

•	Dawn L. Moss, Vice President, Administration and Corporate Secretary

Philosophy and approach

Delivering solid financial performance as one of the world’s lowest cost gold producers demands executive leadership with substantial knowledge, experience and agility. Our approach to compensation is based on attracting and retaining well qualified individuals by:
•	offering a base salary competitive with our peer group and within recommended industry parameters

•	motivating senior executives to deliver high performance relative to corporate, operational and individual goals

•	offering different forms of compensation to recognize individual and team performance

•	offering an equity component to align executives’ interests with those of our shareholders

•	balancing rewards to recognize short-term results and our long term strategic development.

Benchmarking

We benchmark executive compensation against a peer group of other mining companies to ensure we stay competitive and as a key tool for determining retention requirements. We specifically benchmark the base salaries, short term and long-term incentives of our senior executives and is used to determine retention requirements.

We develop our peer group based on companies that have a similar level of revenue and market capitalization. It does not include companies that are much larger than we are, or companies not involved in the gold mining industry, because the committee feels they could skew the results. Companies in our peer group may not match Eldorado in terms of their operations, but they are all in the metals mining industry and we compete with them for executive talent.

2012 Management proxy circular	37

Agnico-Eagle Mines Limited	Pan American Silver Corp.	Randgold Resources Limited
Centerra Gold Inc.	Yamana Gold Inc.	IAMGOLD Corporation
Inmet Mining Corporation	Kinross Gold Corporation

Share ownership

The board believes directors, officers and employees should all have a stake in the future growth of the company and that their interests should be aligned with those of our shareholders.

 All of the five named executives are Eldorado shareholders. Mr. Wright owns or controls 210,665 common shares of the company, representing a 0.030% interest.

Compensation components

Our executive compensation program is made up of seven components that reward performance over different time periods. We use cash compensation for current year performance and equity compensation to reward longer term performance.

Base salary

We compare base salaries to similar positions in our peer group to set our annual salary levels.

We generally target salaries between 80 and 120% of the 75th percentile of our peer group.

Short term incentive plan

Our short term incentive plan (STIP) is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.

The plan:
•	is an incentive bonus designed to reward each participant for their contribution

•	aligns individual contributions with the company’s objectives

•	communicates the key objectives we value most highly, and

•	rewards senior management for achieving objectives commensurate with our business and operational results.

The STIP award is calculated as follows:

Base salary

Annualized salary on December 31.

38   Eldorado Gold Corporation

Target award levels

Each participant’s target award level is expressed as a percentage of base salary, and awarded if he or she meets their target achievement level for each objective.

Weighting factors

Each corporate, operational and personal objective is assigned a weighting, which varies by named executive.

2012 Management proxy circular	39

Achievement level factors

Performance is based on how well we achieve each STIP objective. There are three levels of performance, each receiving a corresponding performance factor that is used in calculating the STIP award. The factor is prorated linearly if our performance falls between two levels.

If we achieve:	Our performance factor is:
threshold performance	0.0	• this is non-stretch or minimum level of performance so no award is paid
target performance	1.0	• our performance generally reflects the business plan or budget for the year – this is our desired level of stretch performance
challenge performance	2.0	• our performance exceeds business plan expectations – this is exceptional performance so the maximum incentive award is paid

The compensation committee can use discretion to assign a factor higher than 2.0 if our performance is outstanding and significantly superior to the challenge level.

The STIP award is paid in cash and subject to statutory deductions.

Merit awards

Merit awards are cash awards that are sometimes granted for extraordinary performance that results in a significant benefit to the company.

Incentive stock option plans

We have two incentive stock option plans (the plans):
•	a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan)

•	a plan for directors and officers of Eldorado (the Officers and directors plan)

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan because it provides a tangible way to motivate them to focus on our long-term interests and the interests of shareholders.

Granting and vesting

The board approves option grants under the plans. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes.  The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives vest in three tranches over two years. Options vest immediately upon termination of employment, engagement or directorship by:

•
Eldorado or a related entity of Eldorado, for any reason other than cause for or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and

•
the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

40   Eldorado Gold Corporation

Exercising options

The board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies. The board must approve any requests to transfer options to a holder’s holding company or registered plan.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

on death, his or her estate has 365 days to exercise the vested options on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable following the expiration of the option period applicable to the option.

Restrictions

Shares reserved for issue

From and as of May 5, 2011 the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 17,067,794 common shares for the Employee plan and 13,654,234 common shares for the Officers and directors plan.

The plans limit the total number of Eldorado common shares that can be reserved for issue under the plans (subject to adjustments) to no more than 9% of common shares issued and outstanding from time to time, as follows:
•	Employee plan: limited to no more than 5% of Eldorado common shares issued and outstanding

•	Officers and directors plan: limited to no more than 4% of Eldorado common shares issued and outstanding.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:
Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date

Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis)

Both plans: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date.

Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

2012 Management proxy circular	41

Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis), can be reserved for issue to insiders through the plans and any other security based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangement.

Grants to non-executive directors

Under our compensation policy, the board can grant up to 100,000 fully vested options to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year as determined by the Board.

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:
option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or exchanging or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:
the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:
•	changing the number of common shares that can be reserved for issue under the plans, including:

•	increasing the fixed maximum or fixed maximum percentage

•	changing from a fixed maximum number to a fixed maximum percentage

•	changing from a fixed maximum percentage to a fixed maximum number (an increase doesn’t include reloading after options are exercised, as long as the fixed maximum or percentage is not increased)

We do not need shareholder approval to make changes like:

•	changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date

•	adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve

•	making housekeeping changes like correcting errors or clarifying ambiguities

•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:
•	a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)

•	a material increase in benefits to participants, including:

42   Eldorado Gold Corporation

•	a re-pricing (or decrease in exercise price)

•	reducing the offering price of shares or options to buy shares, or

•	extending the duration of the plan

•	expansion of the class of participants eligible to participate in the plan

•	expansion of the kinds of options or awards under the plan.

If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated and, on May 1, 2011, were approved by shareholders at our annual meeting of shareholders. Please see our 2008, 2009 and 2011 management proxy circulars (March 27, 2008; April 3, 2009 and dated March 23, 2011 on SEDAR [www.sedar.com]) for a summary of the amendments to the plan.

You can request a copy of the plans by contacting our corporate secretary.

Restricted Share Unit Plan

The board adopted a restricted share unit plan (RSU Plan) effective as of March 16, 2011.

Granting
Under the RSU Plan, the board can grant restricted share units (RSUs) to employees or officers of the company or a related entity of the company. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU Plan.

Restrictions
The maximum number of our common shares which may be delivered under the RSU Plan is 1,500,000 common shares, subject to adjustments.  The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan.  Valiant Trust Company has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan as well as deal with other administration matters.  See NCIB below.

Vesting
Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule.  Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs.  The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted.   Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

2012 Management proxy circular	43

Redemption
Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the Plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash or common shares.  Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, participants may elect early redemption.  Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

RSUs cannot be redeemed during or within two business days of a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring RSUs
RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination
If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSU if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:
●	terminate employment for any reason other than cause within twelve months of a change of control, or
●
make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments.

Corporate Changes
If we amalgamate, consolidate, or merge with or into another body corporate:
●
any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto;

44   Eldorado Gold Corporation

●	market value of an RSU shall be equal to the market value of the securities, property or cash which the shareholders of the company would have received for a common share.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
●
the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

2012 Management proxy circular	45

If a third party makes an offer to buy all of our common shares:
●	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU Plan or RSU
The board can amend, suspend or terminate the RSU Plan at any time.  Termination will not affect any outstanding RSUs.

The board can amend, modify or terminate any outstanding RSUs, provided however the holders’ consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU Plan.

NCIB
Common shares available to satisfy redemption are acquired by the trustee on the market and such acquisition have and will be conducted by way of a normal course issuer bid (NCIB) with the TSX.  Our notice in respect of the NCIB was accepted by the TSX.  Pursuant to the NCIB, during the period from March 29, 2011 and ending March 28, 2012, we may purchase up to 1,500,000 of our common shares at prevailing market prices.   Pursuant to TSX policies, daily purchases may not exceed 664,626 common shares.  As of March 8, 2012 we repurchased 800,953 common shares at an average price of $15.23 pursuant to the NCIB at a total cost of $12,201,031.  We are in the process of renewing the NCIB for 2012.

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting our corporate secretary.

Bonus award units
Executive officers, employees and consultants are eligible to participate in our bonus award unit plan, which recognizes the company’s success over the medium term.

The award is tied to the value of our common shares and paid in cash. It focuses participants on achieving performance that enhances shareholder value.

The board grants bonus unit awards from time to time based on pre-determined performance criteria.

Units vest when performance targets are met and/or when the time vesting period expires. They are automatically redeemed for cash on or before the last trading day before December 15 of the year the award vests, subject to any trading black-out period restrictions. The amount of the payout is based on how much our shares have appreciated in value from the grant date.

46   Eldorado Gold Corporation

Units that do not vest before the performance period expires, or that are not redeemed according to the terms of the plan, are cancelled.

If employment is terminated for any reason other than cause, participants are entitled to redeem their bonus award units if they have vested and have not yet been redeemed.

Any outstanding bonus award units that have not yet vested on the termination date will be deemed to have vested if we:
•	terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or

•
make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material change.

Any other bonus unit awards that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise. The board can accelerate the vesting period or waive the vesting or other terms.

Termination for cause

If an executive’s employment is terminated for cause, he or she forfeits all bonus unit awards (whether vested or not) and all rights to cash payments, and we cancel the awards as of the date of termination.

Pension plan

Mr. Wright, Ms. Chubbs, Mr. Pitcher and Ms. Moss participate in the Eldorado pension plan for designated employees, a registered pension plan under the Income Tax Act (Canada) and a supplemental executive retirement plan. The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service.

The normal retirement age is 65, but participants can retire as early as 58 if they have at least 10 years of service. Pension benefits are reduced if a participant retires before turning 60, except for Mr. Wright who is eligible to receive an unreduced pension after turning 55. All pension benefits are payable as a joint and two-thirds survivor pension with a five-year guarantee.

Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Ms. Chubbs, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

2012 Management proxy circular	47

2011 performance and compensation decisions

In 2011, we achieved record earnings from our gold mining operations. We performed well and increased gold production to 658,652 ounces of gold at a cash operating cost of US$405/ounce, maintaining our position as a low cost gold producer. We operated six mines in three countries: the Kişladağ mine in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China and the Vila Nova iron ore mine in Brazil.  The Efemcukuru mine in Turkey completed the start up of its operations in 2011.

2011 highlights include:

   • Gold production increased by 4% to 658,652 ounces

   • Gold revenues increased by 33% to US$1,042.1 million

   • Basic earnings per share increased by 41% to US$0.58 per share

   • Cash generated from operating activities before changes in non-cash working capital increased by 40% to US$502.1 million

   • The Company paid dividends totalling $0.11 per share, the highest percentage of earnings paid as dividend in 2011 when compared to our peer group

• Completed Kisladag’s Phase III expansion which increased production capacity at the mine by 25%,   and announced the results of a study validating its intention to double the mine capacity by the third quarter of 2014

• Entered into an agreement to acquire European Goldfields Limited. The transaction completed on February 24, 2012

• Efemcukuru completed start-up of operations during which it produced concentrate containing approximately 20,000 contained ounces of gold

Our share price delivered a return of 45.3% for the past three years. Over the past five years, our market capitalization has increased by 259.5%, compared to an average of 113.0% for our peer group, based on data supplied by Bloomberg.

48   Eldorado Gold Corporation

The table below lists the 2011 objectives, weightings and achievement levels for the named executives under the short term incentive plan.

2011 Corporate and operational objectives	Achievement	Achievement level factor	Named executive
1. Net income per share	Realized a share price at year-end that exceeded the challenge level.	2.5	Paul Wright Fabiana Chubbs Dawn Moss
2. Cash flow from operations per share	Realized actual cash flow from operations that met the challenge achievement level	2.0	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss Paul Skayman
3. Capital projects program	Target Achievement, met the target plan level	1.0	Paul Wright Fabiana Chubbs Norm Pitcher Paul Skayman
4. Total Mine Production	Target level was not met	0.0	Paul Wright Norm Pitcher Paul Skayman
5. Share price as compared to the average performance of companies in the S&P/TSX Global Gold Index	Actual company performance to the average performance of the companies in the S&P/TSX Global Gold Index = 98%	1.0	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss
6. Total production operating cost	Did not meet target achievement level	0.5	Paul Wright Norm Pitcher
7. Reserves and resources per share	Remained at 2010 level	1.0	Paul Wright Norm Pitcher
8. Kişladağ gold production	Kişladağ gold production met and exceeded the target achievement level.	1.5	Paul Skayman
9. Kişladağ operating costs	Kişladağ operating costs did not meet plan.	0.5	Paul Skayman
10. Efemcukuru gold production	Gold production targets did not meet plan	0.0	Paul Skayman
11. Efemcukuru operating costs	Operating costs plan met the target achievement level.	1.0	Paul Skayman

2012 Management proxy circular	49

Named executives – 2011 Personal objectives	Results
Paul Wright President & Chief Executive Officer
Mr. Wright’s personal objectives in 2011 were focused on the company’s growth, permitting activities and ensuring appropriate development of the corporate organization	Mr. Wright met and surpassed the target achievement level of his stated personal objectives.
Fabiana Chubbs Chief Financial Officer
Ms. Chubbs personal objectives in 2011 were focused on ensuring the successful adoption of IFRS reporting standards in 2011 and completion of successful implementation of new accounting systems in China.
Ms. Chubbs met and surpassed the target achievement level of her stated personal objectives.
Norm Pitcher Chief Operating Officer
Mr. Pitcher’s personal objectives in 2011 focused on increasing the effectiveness of the exploration function, strengthening the operations of our China based operating units and ensuring the delivery of the Kisladag expansion study on time and on budget.
Mr. Pitcher met or surpassed the target achievement level of his stated personal objectives.
Paul Skayman Senior Vice President, Operations
Mr. Skayman’s personal objectives in 2011 were focused on the supervision of the Company’s assets in China and the transition of the Vice President, Operations China	Mr. Skayman met or surpassed the target achievement level of his stated personal objectives.
Dawn Moss Vice President, Administration and Corporate Secretary
Ms. Moss’s personal objectives in 2011 were focussed on support of the development and implementation of a continued growth strategy, continuing to develop and refine corporate structure related to the Company’s off-shore subsidiaries and increasing familiarity with the Company’s international personnel and operating procedures.
Ms. Moss met or surpassed the target achievement level of her stated personal objectives.

50   Eldorado Gold Corporation

Weightings

The table below shows the 2011 target award levels and weightings of the corporate, operational and personal objectives for each named executive:

Named executive		Weightings
	Target award level (% of base salary)	Corporate and operational objectives	Personal objectives
Paul Wright President & CEO	200%	65%	35%
Fabiana Chubbs Chief Financial Officer	100%	60%	40%
Norman Pitcher Chief Operating Officer	125%	60%	40%
Paul Skayman Senior Vice President, Operations	75%	80%	20%
Dawn Moss Vice President, Administration and Corporate Secretary	100%	55%	45%

Individual performance

The board’s executive compensation decisions for 2011 resulted in a mix of current and full career performance.

2011 STIP awards granted to the named executives totaled $5,718,000 before statutory deductions and withholding taxes.  We aim to have our short-term incentives in the 75th percentile of our peer group for the five named executives.

2012 Management proxy circular	51

Paul N. Wright

President & Chief Executive Officer

Mr. Wright is also a director of the company. He joined Eldorado in July 1996 and was Vice President, Mining and Senior Vice President, Operations before being appointed President & Chief Executive Officer in October 1999. A graduate of the University of Newcastle Upon Tyne, Mr. Wright has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

The board approved the following compensation for Mr. Wright in 2011:

Paul N. Wright President & Chief Executive Officer	2011 ($)
Base salary	1,400,000
Short term incentive plan award	3,640,000
Merit award	–
Stock options	1,045,000
Restricted share units	1,048,719
Bonus unit awards	–
Total direct compensation	7,133,719

Fabiana E. Chubbs
Chief Financial Officer

Fabiana Chubbs was appointed Chief Financial Officer on June 1, 2011. She joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008.Fabiana is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 23 years experience in tax, audit, and business advisory services to international public companies. Ms. Chubbs holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Ms. Chubbs was the Senior Manager, PricewaterhouseCoopers Audit Group, where she had worked on the Eldorado account commencing December 1996.

The board approved the following compensation for Ms. Chubbs in 2011:

Fabiana E. Chubbs Chief Financial Officer	2011 ($)
Base salary	239,875
Short term incentive plan award	310,000
Merit award	–
Stock options	212,088
Restricted share units	206,250
Bonus unit awards	–
Total direct compensation	968,213

52   Eldorado Gold Corporation

Norman S. Pitcher
Chief Operating Officer

Mr. Pitcher was appointed Chief Operating Officer as of July 1, 2005. Prior to becoming COO, Mr. Pitcher was Vice President, Exploration and Corporate Development and led our exploration activities and identified new business opportunities. A graduate of the University of Arizona with a B.Sc. in Geology, Mr. Pitcher has over 25 years of experience in the mining industry. Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals, Mr. Pitcher has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a worldwide basis.

The board approved the following compensation for Mr. Pitcher in 2011:

Norman S. Pitcher Chief Operating Officer	2011 ($)
Base salary	650,000
Short term incentive plan award	812,500
Merit award	–
Stock options	498,750
Restricted Share units	500,529
Bonus unit awards	–
Total direct compensation	2,461,779

Paul S. Skayman
Senior Vice President, Operations

Mr. Skayman joined Eldorado in September 2005 as Project Manager, Tanjianshan Gold Project, where he provided leadership and management for the development of the Tanjianshan gold project. He was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. Mr. Skayman has over 25 years of experience in the mining industry with a solid background in metallurgy, mine and underground project planning and feasibility studies. He holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has worked extensively in Australia, Africa and China in both mine development and operations.

The board approved the following compensation for Mr. Skayman in 2011:

Paul S. Skayman Senior Vice President, Operations	2011 ($)
Base salary	350,000,
Short term incentive plan award	262,500,
Merit award	–
Stock options	267,178
Restricted share units	268,039
Bonus unit awards	–
Total direct compensation	1,147,717

2012 Management proxy circular	53

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008. She is a member of the Canadian Society of Corporate Secretaries and the Institute of Corporate Secretaries, and has over 30 years of experience in administrative and corporate secretarial experience in resource based industries.

The board approved the following compensation for Ms. Moss in 2011:

Dawn L. Moss Vice President, Administration and Corporate Secretary	2011 ($)
Base salary	420,000
Short term incentive plan award	693,000
Merit award	–
Stock options	274,322
Restricted share units	275,275
Bonus unit awards	–
Total direct compensation	1,662,597

Executive and senior officer compensation 2011

Compensation review

In early 2011 the Compensation committee undertook an extensive review of the compensation of our executives and officers. The committee took into consideration the company’s exceptional performance over several years through 2010, including share price appreciation and growth in market capitalization when compared with its peer group. In addition, the committee benchmarked executive compensation to our peer group companies.

Compensation philosophy

Based on its 2011 compensation review, the board adopted a compensation philosophy for a total compensation package for all of our employees whereby base cash compensation would be structured within a range of between 80 – 120 percent of the 75th percentile of compensation paid by our peer group companies.

To accomplish this, the board approved a philosophy and methodology of calculating the total compensation for executives and officers as follows:
•	25% of total compensation to be provided in base salary
•	25% of total compensation to be provided in target performance based short-term incentive awards (STIP)
•	equivalent of total cash compensation to be provided in Long term incentives (50% Long term incentives in the form stock options and 50% in Restricted share units).

The 25% STIP is a targeted compensation amount based upon the achievement of specific corporate, operational and personal performance objectives established at the beginning of each year. Annually the Compensation committee applies an achievement factor to the performance objectives. This may either reduce or increase significantly the actual amount of STIP compensation paid.

Members of the senior management team may have a higher or lower proportion of the total package in the form of base salary.

This philosophy includes the award of options and RSUs as equal components of a one times multiple of base salary plus targeted STIP annually. The methodology calculating the equity awards is as follows:

54   Eldorado Gold Corporation

	Stock options	Restricted share units (RSUs)
Determining the award	(Base salary + Target STIP) = X ½ of X = stock option grant	(Base salary + Target STIP) = X ½ of X = RSU grant
Valuing the award	Black Scholes method	RSU grant x closing share price
Vesting	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary
Expiry date	After five years	After three years

Special bonus

In 2010 the compensation committee engaged Mercers to undertake an extensive review of the Company’s senior management compensation practices.  The Committee compared management structure, compensation practices, growth and performance over a five year period, 2005 to December 2010.

The five year comparative data included:

	Peer Group Average	Eldorado
Cash on Cash Share Price Return	145.38%	225.13%
Compound Annual Growth Rate	18.25%	26.59%
Growth in Basic Market Capitalization	377.47%	489.76%

Average CEO Total Compensation	C$18.35M	C$11.05M

	Global Gold Index	Eldorado
Share Price Appreciation	19%	225%

At the conclusion to the review the compensation committee recommended that a special bonus be paid to the senior management of Eldorado as equalization compensation.  The Board of directors approved the special bonus payment which was settled in 2011 and the aggregate amount of the special bonus paid to the named executive officers was $9,717.80.  The components of the special bonus included a cash payment equal to 75% of the special bonus and RSU’s equal to 25% of the special bonus.

Name	Cash component (Cdn$)	Equity-based component (Cdn$)
Paul N. Wright	5,043,750	1,681,250
Norman S. Pitcher	1,580,250	526,750
Paul S. Skayman	112,875	37,625
Dawn L. Moss	467,625	155,875

The special bonus was excluded from earned income determination used for pension contribution purposes and change of control provisions.

2012 Management proxy circular	55

Shareholder return

The graph below shows the change in value of Cdn $100 invested in our common shares between December 31, 2006 and December 31, 2011, compared to a similar investment in the

S&P/TSX Global Gold Index and the S&P/TSX Composite Gold Index over the same period.

As at December 31	2006	2007	2008	2009	2010	2011
Eldorado (ELD)	$100.0	$92	$149	$234	$294	$222
S&P/TSX Composite	100.0	95	93	102	129	111
S&P/TSX Global Gold Index	100.0	107	70	91	104	93

We experienced a 122% appreciation in share price over the last five years, compared to a return of 11% for the S&P/TSX Global Gold Index and -7% for the S&P/TSX Composite.

During the three-year period ending December 31, 2011, our market capitalization increased from $3.53 billion to $7.732 billion while Mr. Wright earned total cash compensation of $5,040,000.  In recognition of the company’s tremendous growth during this period, the company reviewed and increased the cash compensation to executive officers, including an increase to base salaries and incentive targets, to a level consistent with our industry peers.   External consultants were engaged to conduct this review and to ensure that our executive officers are compensated appropriately and competitively.

56   Eldorado Gold Corporation

2011 compensation details

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2009, 2010 and 2011.

All figures are in Canadian dollars unless otherwise indicated

Name & principal position	Year	Salary ($)	Share- based awards5 ($)	Option- based awards2 ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation4 ($)	Total compensation ($)
					STIP3 ($)	Long Term Incentive Plan ($)
Paul N. Wright President & CEO	2011	1,400,000	2,729,973	1,045,000	3,640,000	–	934,867	–	9,748,840
	2010	900,000	–	2,538,000	1,732,500	–	525,466	–	5,695,966
	2009	600,000	–	–	1,046,250	–	391,714	–	2,037,964
Fabiana E. Chubbs1 Chief Financial Officer	2011	239,875	206,250	212,088	310,000		8,120		666,333
Norman S. Pitcher Chief Operating Officer	2011	650,000	1,027,279	498,750	812,500	–	199,604	–	3,188,133
	2010	500,000	–	1,057,500	632,183	–	122,454	–	2,312,137
	2009	360,000	–	–	306,600	–	70,924	–	737,524
Paul S. Skayman Senior Vice President, Operations	2011	350,000	305,665	267,178	262,500	–	–		1,185,343
	2010	280,000	–	317,250	203,000	–	–	–	800,250
	2009	240,000	–	–	134,400	–	–	–	374,400
Dawn L. Moss Vice President, Administration & Corporate Secretary	2011	420,000	431,144	274,322	693,000	–	177,379	–	1,995,845
	2010	280,000	–	528,750	332,150	–	108,710	–	1,249,610
	2009	200,000	–	–	148,000	–	65,702	–	413,702

 Notes

1.	Ms. Chubbs was appointed Chief Financial Officer on June 1, 2011 at a base salary of $350,000. The amount of Ms. Chubbs salary for 2011 reflects income earned for her current and past position.

2.	We calculate the $ value of the option-based awards using the Black-Scholes method.

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2011 2010	0.6- 0.66% –	29-61% 38-73%	1.60-2.05% 1.69-1.99%	0.8-2.8 years 0.84-2.8 years	$15.22-19.19 $13.23
2009	–	–	–	–	–

No stock options were granted to the named executives in 2009.

3.	See page 38 for a description of the short term incentive plan.
4.
All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, unless they are worth less than $50,000 and 10% of his or her total annual salary and bonus.

5.	Share based awards: We calculate the $ value of the RSU’s as the closing share price at grant date.
6.	Special bonus: See page 52.

2012 Management proxy circular	57

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options granted in 2011, their exercise value, and the value of any unexercised stock options as at December 31, 2011:

		Option-based awards				Share-based awards
Name	Grant date	Un- exercised stock options as at Dec 31, 2011 (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money stock options at December 31, 20111 ($)	Unvested RSUs as at December31, 2011 (#)	Value of unvested RSUs at December 31, 20113 ($)	Value of vested RSUs at December 31, 20112 ($)
Paul N. Wright	Jan 28 2010 Feb 23 2011	600,000 275,000	13.23 16.66	Jan 28 2015 Feb 23, 2016	474,000 nil	97,887	1,372,376	nil
Fabiana E, Chubbs	Jan 28 2010 Feb 23, 2011 June 1, 2011	20,000 25,000 33,646	13.23 16.66 15.37	Jan 28 2015 Feb 23, 2016 June 1, 2016	15,800 nil nil	8,946	125,423	nil
Norman S. Pitcher	Nov 3, 2008 Jan 28 2010 Feb 23, 2011	200,000 250,000 131,250	4.88 13.23 16.66	Nov 3, 2013 Jan 28 2015 Feb 23, 2016	1,828,000 197,500 nil	37,956	532,143	nil
Paul S. Skayman	Nov 3, 2008 Jan 28 2010 Feb 23 2011	125,000 75,000 70,310	4.88 13.23 16.66	Nov 3, 2013 Jan 28 2015 Feb 23 2016	1,142,500 59,250 nil	12,556	176,035	96,402
Dawn L. Moss	Jan 28 2010 Feb 23 2011	105,000 72,190	13.23 16.66	Jan 28 2015 Feb 23 2016	82,950 Nil	16,620	233,012	nil

Notes

1.
The value of the options is based on a market value of $14.02 per share, the closing price per Eldorado common share on the TSX as of December 31, 2011, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.	The value of RSUs is based on a market value of $14.02 per share, the closing price per Eldorado common share on the TSX as of December 31, 2011.

58   Eldorado Gold Corporation

The next table shows the value of incentive plan awards that were vested or earned by each named executive in 2011:

Name	Option-based awards – Value vested during the year ($)1	Share-based awards – Value vested during the year ($)2	Non-equity incentive plan compensation – Value earned during the year ($)
Paul N. Wright	678,083	1,190,195	3,640,000
Fabiana E. Chubbs	2,917	68,750	310,000
Norman S. Pitcher	284,478	430,200	812,500
Paul S. Skayman	88,953	108,159	262,500
Dawn L. Moss	143,006	169,680	693,000

Notes

1.
The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of March 21, 2012:

Options granted and outstanding as of date of circular	Options (#)	Common shares under option (#)	% of total issued and outstanding common shares
Under the Employee plan	8,644,988	8,644,988	1.22%
Under the Officers and directors plan	4,342,597	4,342,597	0.61%
Total	11,885,087	11,885,087	1.83%
•	Employee plan: limited to no more than 17,067,794 shares of Eldorado common shares

•
Officers and directors plan: limited to no more than 13,654,234 shares of Eldorado common shares As of March 21, 2012, 12,987,585 options 8,644,498 for the Employee plan and 4,342,597 for the Directors and Officers plan) to purchase the same number of common shares (representing 1.83% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans

•	6,635,288 options for the employee plan and 7,952,873 for the director and officer plan remain available for grant

As of March 21, 2012, a total of 32,792,398 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.61% of our total common shares issued and outstanding.

2012 Management proxy circular	59

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2011(a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2011 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2011 (c)
Equity compensation plans approved by securityholders	8,616,113	Cdn12.60	19,398,133
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	8,616,113	Cdn12.60	19,398,133

European Goldfields

On February 24, 2012 (effective date), we completed a Plan of Arrangement (EG Arrangement) with European Goldfields Limited (European Goldfields).  Under the terms of the EG Arrangement, we acquired all of the issued and outstanding shares of European Goldfields giving us ownership of 100% of all issued and outstanding shares of European Goldfields in return for 0.85 of an Eldorado common share and $0.0001 cash for each European Goldfields share.   (For further information on the EG Arrangement, see our management proxy circular filed in respect of the EG Arrangement.)  As part of the EG Arrangement, we assumed certain responsibilities under EG security compensation plans.

Pursuant to the EG Arrangement, on the effective date the outstanding options of European Goldfields granted under the European Goldfields Option Plan (EG Plan) were exchanged for replacement options to acquire Eldorado common shares, adjusted in respect of the number of shares and the exercise price based on the 0.85 exchange ratio.  In addition, pursuant to the resolutions of the European Goldfields Board and the EG Plan, all of the options vested as of the effective date.  As of the effective date, the replacement options entitle the holders thereof to acquire up to 4,713,248 Eldorado common shares.  No further options will be granted under the EG Plan.

Subject to adjustment in respect of the type and number of shares and the exercise price as described above, the replacement options are otherwise subject to the same terms and conditions as the original European Goldfields option, including:

•     replacement options cannot be exercised if the exercise period has expired; however, if they expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted;

•     replacement options cannot be assigned or transferred to another person other than by will or by law if the option holder dies;

•     where a holder of the replacement option ceases to be an Eligible Person (as defined in the EG Plan);

•     for any reason other than death or termination for cause, the replacement option will cease to be exercisable on the earlier of 12 months after such person ceases to be an Eligible Person or the original expiry date,

60   Eldorado Gold Corporation

•     because of death, the participant’s estate may exercise the replacement option until the earlier of 12 months after death and the original expiry date; and

•     for cause, the replacement option (whether or not vested) will immediately terminate with respect to the exercise of the same.

Under the EG Arrangement, holders of European Goldfields deferred phantom units (DPUs) under European Goldfield deferred phantom unit plan (EG DPU Plan) that elected to receive European Goldfields DPU Election Consideration (as defined in the EG Arrangement) will receive 0.85 of an Eldorado common share for each DPU as satisfaction for any payment entitlements on the applicable Separation Date (as defined in the EG DPU Plan).  Pursuant to the EG Arrangement and the elections received by certain DPU holders, as of the effective date, up to 2,092,177 Eldorado common shares may be issuable to such holders on redemption in satisfaction of payment entitlements in accordance with the terms of the EG DPU Plan.  No DPU is assignable or transferrable except as otherwise expressly  provided for under the EG DPU Plan, by a will or by law if the holder dies.  No further DPUs are permitted to be granted under the EG DPU Plan and after all DPUs have been redeemed, the EG DPU Plan will be terminated.

Retirement benefits

The table below shows the pension entitlements of the named executives as of December 31, 2011:

Named executive	Number of years of credited service (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year-end ($)
		At year-end	At age 65
Paul N. Wright	15.5	934,867	1,296,751	7,364,494	4,206,054	2,294,070	13,864,618
Fabiana E, Chubbs	0.6	8,120	272,600	-	62,186	24,588	86,775
Norman S. Pitcher	8.2	199,604	395,267	1.607,900	676,813	506,493	2,791,207
Paul S. Skayman	-	-	-	-	-	-	-
Dawn L Moss	13.1	177,379	258,725	1,601,925	620,014	432,196	2,654,136

The annual pension benefits are based on the highest annual average earnings at December 31, 2011. See note 17 to our 2011 annual financial statements for information about the actuarial valuation method and the significant assumptions we used to quantify the accrued obligation at year-end.

Mr. Skayman became eligible to participate in the employee registered retirement saving plan in 2010. We will contribute the maximum annual contribution to his plan permitted by the Canada Revenue Agency, and our portion based on a shared contribution of 2:1 with Mr. Skayman.

Termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from any disruption to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and with industry standards for executives in similar positions.

2012 Management proxy circular	61

If there is a change of control:
•	total payments to the named executives would be approximately $22,003,500 (as of December 31, 2011), and

•
each of the named executives can terminate his or her employment for certain changes to employment by giving written notice within 30 calendar days of the change and receive his or her severance package.

Four kinds of events can trigger a change of control of Eldorado:

(a)
if there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)	if Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless

•	we are the surviving corporation formed from the transaction; and

•
immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c)
the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company  based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d)
individuals who are elected by the shareholders to the Board of Directors at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board of Directors; provided, however, that for purposes of this paragraph (iv) each director who is (i) appointed by the directors; or (ii)  first nominated for election by the Company’s shareholders, by a vote of at least eighty percent (80%) of the directors of the Company (or a committee thereof) then still in office who were directors of the Company at the beginning of any such period will be deemed to have been a director of the Company at the beginning of any such period.

Employment agreements

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

The table below shows the amounts that would be paid to each of our Executives if there was a termination for good reason including a material adverse change in the location, salary, duties or responsibilities assigned to the Executive which would constitute a constructive dismissal in the courts of the Province of British Columbia or, in the 12 month period following a Change of Control the Executive elected to terminate his or her employment due to a material change to the Executive’s work location, total compensation and benefits, title, duties, responsibilities, scope of work, discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure.

The value of each severance package is calculated as of December 31, 2011.

62   Eldorado Gold Corporation

	Named executive	Severance package		Other
Event		Approximate value ($)	Based on
Termination without cause Adverse change in salary, duties or responsibilities on change of control	Paul Wright	$15,120,000
- an amount equal to three times his base salary
- his STIP bonus in the 12 months prior to termination
- any amounts owed for vacation or sick leave
- continuation of benefits for 12 months after termination
- full vesting of stock options (only if a change of control)
- vesting of any outstanding bonus unit awards
				- entered employment agreement on January 1, 2009
	Fabiana Chubbs	1,120,000
- an amount equal to two times her base salary
- her STIP bonus in the 12 months prior to termination
- any amounts owed for vacation or sick leave
- continuation of benefits for 12 months after termination
- full vesting of stock options (only if a change of control)
- vesting of any outstanding bonus unit awards
				-entered employment agreement on June 1, 2011
	Norman Pitcher	$2,925,000
- an amount equal to two times his base salary
- his STIP bonus in the 12 months prior to termination
- any amounts owed for vacation or sick leave
- continuation of benefits for 12 months after termination
- full vesting of stock options (only if a change of control)
- vesting of any outstanding bonus unit awards
				-entered employment agreement on January 1, 2008
	Paul Skayman	$612,500
- an amount equal to one times his base salary
- his STIP bonus in the 12 months prior to termination
- any amounts owed for vacation or sick leave
- continuation of his benefits for 12 months after termination
- full vesting of his stock options (only if a change of control)
- vesting of any outstanding bonus unit awards
				-entered employment agreement on August 25, 2008
	Dawn Moss	$2,226,000
- an amount equal to two times her base salary
- her STIP bonus in the 12 months prior to termination
- any amounts owed for vacation or sick leave
- continuation of her benefits for 12 months prior to termination
- full vesting of her stock options (only if a change of control)
- vesting of any outstanding bonus unit awards
				-entered employment agreement on January 1, 2008
Termination for cause	Paul Wright Fabiana Chubbs Norman Pitcher Paul Skayman Dawn Moss	–	- no severance is paid	-all options terminate immediately

2012 Management proxy circular	63

Other terms and conditions under a change of control

Bonus unit awards

Any outstanding bonus unit awards that have not yet vested on the termination date will be deemed to have vested if we:
•	terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or

•
make a material change to the executive’s work location, total compensation and benefits, title, duties or responsibilities, scope of work discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure in the 12 months following a change of control, and the executive provides written notice of termination within 90 days of the material change.

Options

The option plans provide for accelerated vesting upon termination of employment by:

•
Eldorado or a related entity of Eldorado, for any reason other than cause for or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and

•
the optionee, should there be a material change in location, total compensation and benefits, title, duties or responsibilities, scope of work discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure in the 12 months following the change of control and the optionee has provided written notice to the Company within 90 days of such material change.

Loans to directors and officers

We do not grant loans to our directors, officers or employees, including the named executives. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

The CBCA and our by-laws indemnify each director and officer against all costs, charges and expenses they reasonably incur for any civil, criminal, administrative, investigative or other proceeding that involve them because of their association with us, subject to the limitations of the CBCA.

We have US$100 million in liability insurance for our directors and officers, including our subsidiaries. The policies have a deductible of US$500,000 and expire on November 1, 2012 and include coverage for defence costs and reimbursements for any losses on claims.

We paid premiums of US$858,073 for coverage up to November of 2012 in 2011 on behalf of our directors and officers.

Each director and officer has an individual indemnity agreement with us where we agree to indemnify them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

64   Eldorado Gold Corporation

Schedule A

Board of directors — Terms of reference

2012 Management proxy circular	65

ELDORADO GOLD CORPORATION

DIRECTORS

Terms of Reference

I.           ROLE

           The principal role of the Board of Directors (“Board”) is stewardship of the Company.

(i)	Strategy

The Board shall regularly review and monitor the Company’s long-term goals and the strategic planning process which take into consideration opportunities and risks of the business and provide objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process.

(ii)	Risk

The Board shall have an understanding of the principal risks associated with the Company’s business and regularly monitor the systems in place to manage those risks effectively.

(iii)	CEO Evaluation

The Board shall establish and administer appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives.

(iv)	CEO Succession

The Board shall establish and administer a plan for the succession of the CEO and senior management.

(v)	Chairman and Director Nomination

The Board shall require that a plan is in place for the nomination of the Chairman of the Board and directors (“Directors.”) including those Directors who are independent (“Independent Directors”).

(vi)	Internal Controls

The Board shall regularly review and monitor the effectiveness of the internal controls and management information systems.

(vii)	Reserves and Resources

66   Eldorado Gold Corporation

Independent Directors proficient in the technical aspects of preparing a reserve and resource calculation shall regularly review and report to the Board on the preparation and calculation procedure of the reserve and resource estimate and the credentials of the qualified person responsible for the preparation of the reserve and resource statement.

(viii)	Shareholder Communication

The Board shall review for and require that the Company’s communication policy is in compliance with the law and the regulations and guidelines of the securities commissions and the stock exchanges on which the Company’s securities trade.

(ix)	Corporate Governance

The Board shall monitor the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities commissions and the stock exchanges on which the Company’s securities trade.

(x)	The Board shall establish and regularly review the Code of Conduct and Business Ethics and regularly monitor compliance with the objective of promoting a culture of integrity throughout the Company.

Financial Disclosure

The Board shall review and approve in advance certain public disclosure related to financial information including the quarterly and annual Financial Statements of the Company and their associated MD&A’s, the Annual Information Form and Management Proxy Circular.

(xi)	Committees of the Board

The Board shall establish the Committees of the Board and select Independent Directors to act on the Committees.  The Board may, pursuant to and subject to the Canada Business Corporations Act (CBCA) and the Company’s By-Laws and Articles, delegate powers to its Committees.

(xii)	Terms of Reference

The Board shall establish and approve the Terms of Reference for itself and its Committees, setting out duties, responsibilities, organization and administrative procedures. The Board is responsible for the annual review and approval of the Terms of Reference.

(xiii)	Meetings With Management

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xiv)	In-Camera Meetings

2012 Management proxy circular	67

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company’s Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

(xv)	Continuing Education

Directors will receive suitable orientation programs and continuing education programs.  Each Director will receive a Board Manual, updated annually, containing relevant management information, historical public information and the Terms of Reference for the Directors and for the Committees of the Board.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.

1. II.           RESPONSIBILITY

The Board is responsible for acting in accordance with its obligations contained in the CBCA, the Company’s Articles and By-laws and any other relevant legislation and regulations.

2. III.           COMPOSITION

(i)	Independent Director

The Board shall be constituted with a majority of individuals who qualify as Independent Directors, as defined in National Instrument 58-101 and National Policy 58-201 and as defined in Rule 303A.02 of the NYSE Company Guide  (both as summarized in the attached Appendix A to these Terms of Reference).

          (ii)   Significant Shareholder Director

A Significant Shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.  A Significant Shareholder who is a Director may be an Independent Director by definition.  If the Company has a Significant Shareholder on its Board, then in addition to a majority of Independent Directors the Board shall include a number of Independent Directors who do not have interests in or relationships with either the Company or the Significant Shareholder.

          (iii)  Chairman of the Board

The Chairman of the Board shall be an Independent Director.  The Board shall appoint the Chairman annually at the organizational meeting of the Board immediately following the Annual Shareholders’ Meeting.

          (iv)  Director Nomination, Appointment, Resignation & Retirement

An individual who is nominated as a director (“Nominee Director”) shall submit a Consent to Act to the Company; or appear in person at the Shareholders Meeting at which he/she is to be elected.

68   Eldorado Gold Corporation

A Nominee Director shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Nominee Director serves as a director.

All  Directors shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Director is invited to serve as a director prior to accepting such invitation.

In accordance with the Company’s By-laws at each Annual Shareholders Meeting all Directors of the Company resign.  Recommendation for nomination for re-election is the responsibility of the Corporate Governance & Nominating Committee.  A Director shall advise the Chairman of the Corporate Governance & Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

A Director may be re-elected annually to serve the Board until the Annual Shareholders Meeting following his/her 73rd birthday.  A retiring Director shall advise the Chairman of the Corporate Governance & Nominating Committee one year in advance of his/her retirement.

IV.           Duties of a Director

(i)	understand the role of a director and of an Independent Director;

(ii)	act honestly in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iv)	exercise independent judgement;

(v)	disclose any conflict of interest on any issue to the Chairman of the Board or the Chairman of the Corporate Governance & Nominating Committee;

(vi)	refrain from voting on any issue when a conflict of interest exists;

(vii)	be knowledgeable about the Company’s operations, activities and industry;

(viii)	gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates;

(ix)	visit business units independently or on organized Board visits;

(x)	become familiar with Senior Management and their roles;

(xi)	be available to Management and the Board as a resource and use his/her abilities, knowledge and experience for the benefit of the Company;

(xii)	evaluate annually his/her participation and value added to the Board;

(xiii)	evaluate annually the Board’s value added to the Company;

(xiv)	provide business items in advance for regular and In-Camera Board Meetings;

(xv)	maintain a responsible attendance record in respect of Board Meetings, Committee Meetings and In-Camera Meetings;

(xvi)	prepare in advance of Board Meetings and be willing to fully and frankly participate in the deliberations of the Board with the intent to make informed decisions;

2012 Management proxy circular	69

(xvii)	participate on Committees of the Board and become familiar with the Terms of Reference for each Committee; and

(xviii)	understand the process of Committee work and Management’s role is supporting the work of the Board’s Committees.

(xix)	Direct and supervise the investigation into any matter brought to the Board’s attention within the scope of its duties.

(xx)	Perform such other duties as may be assigned to a Director by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(xxi)	Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes for approval.

(xxii)	Assess the Board’s performance of its duties as specified in this Terms of Reference.

V.           Outside Advisors

The Board of Directors or an Independent Director may, at the expense of the Company,  engage such outside advisors as may be reasonable or desirable to the Independent Director(s) in the performance of Directors’ duties.   The appointment of such outside advisors and their remuneration will be subject to the approval of the Chairman of the Audit Committee.

Approved by the Board of Directors March 19, 2012.

70  Eldorado Gold Corporation

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2012 Management proxy circular	71

Working together successfully to reduce costs

– please consider signing up for e-delivery

Eldorado Gold’s international success in exploring, developing, financing and operating mines is supported by loyal existing shareholders and has attracted the interest of new investors .

With your support, we have:

●   acquired or built seven mines and are operating them profitably,

●   started paying dividends and increased them significantly in 2011, and

●   successfully increased margins .

We believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities in gold and other resources .

It is very important for us to sustain good relationships with our investors and the communities we operate in . To focus on what we do best and to communicate with you in a more direct and timely manner, we are asking for your support .

We currently spend a substantial amount of resources to disseminate required shareholder information in hard copy . To help us save money, time and trees, and reduce greenhouse gases, please consider receiving the annual shareholder information in electronic format . Based on our previous mailings, this would save us more than $500,000 per year, which we would rather invest into the business to continue to grow your company .

If you are a beneficial shareholder, please go to www.investordelivery.com to sign up for e-delivery. You will be asked to include the 12-digit control number located on the enclosed Voting Instruction Form.

If you or other household members have several accounts at the same investment dealer, please ask them to remove any duplicate mailings or to consolidate your account.

Thank you.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower 130 King Street West, Suite 2950, P .O . Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:  1 .877 .657 .5856

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